Michael Kaplan +1 212 450 4111 michael.kaplan@davispolk.com davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017

August 22, 2022

Re:	Nayax Ltd.
Draft Registration Statement on Form 20-F
Submitted July 18, 2022
CIK No. 0001901279

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Dave Edgar
Christine Dietz

Dear Mr. Edgar and Ms. Dietz:

On behalf of our client, Nayax Ltd. (the “Company” or “Nayax”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Draft Registration Statement on Form 20-F (the “Registration Statement”) contained in the Staff’s letter dated August 5, 2022 (the “Comment Letter”).

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the Registration Statement where the revised language addressing a particular comment appears.

Draft Registration Statement on Form 20-F submitted July 18, 2022

Our Growth Strategies

Pursue targeted and strategic M&A, page 43

1.	You disclose that in July 2021, you acquired a controlling stake in Tigapo. In light of your conclusion in your response to prior comment 10 that you do not control Tigapo, please revise this disclosure accordingly.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 43 of the Registration Statement.

Notes to Consolidated Financial Statements

Note 6 – Business combinations and equity method investees

d. Agreements for the acquisition of the shares of Tigapo Ltd., page F-38

2.	We continue to consider your response to prior comment 10 and may have further comments.

Response: The Company acknowledges that the Staff continues to consider our previous response and that it might have additional comments following the Company’s discussion with members of the Staff of the Office of the Chief Accountant on August 11, 2022. As requested on that call, the Company is providing the following information regarding Tigapo had Tigapo been consolidated in the Company’s financial results for the periods below.

If Nayax would have theoretically consolidated Tigapo from the date of the acquisition, the assets in the consolidated financial statements as of December 31, 2021 would have increased by $4.9 million (2.3% of total assets), no additional revenues were earned for the period, and the net loss would have increased by $0.8 million (3.4% of net loss).

If Nayax would have theoretically consolidated Tigapo from the date of the acquisition, the assets in the consolidated financial statements as of June 30, 2022 would have increased by $5.5 million (2.3% of total assets), no additional revenues were earned for the period, and the net loss would have increased by $1 million (4.9% of net loss).

Note 26 – Subsequent Events

d. Share-based compensation, page F-66

3.	Please revise to disclose the expected financial statement impact of the equity-based awards granted on March 28, 2022, as well as any subsequent awards. Refer to paragraph 21(b) of IAS 10.

Response: In response to the Staff’s comment, the Company has updated the disclosure on page F-66 of the Registration Statement.

August 22, 2022	2

* * *

Please do not hesitate to contact me at (212) 450-4111 or michael.kaplan@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Sincerely,

/s/ Michael Kaplan

Michael Kaplan

cc:	Yair Nechmad, Co-Founder, Chairman and Chief Executive Officer

Sagit Manor, Chief Financial Officer

Michael Galai, Chief Legal Officer

August 22, 2022	3